Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esquire
202.419.8409
jburt@stradley.com
July 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Samantha A. Brutlag, Esq.
Mr. Jeff Long

	Re:	Wilmington Funds
File No. 333-257123

Dear Ms. Brutlag and Mr. Long:
On behalf of Wilmington Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by Mr. Long on June 29, 2021 and by Ms. Brutlag on July 6, 2021 with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization of the Wilmington Intermediate-Term Bond Fund (the “Acquired Fund”) with and into the Wilmington Broad Market Bond Fund (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”), each a series of the Registrant (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 15, 2021, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into Pre-Effective Amendment No. 1 to the Registration Statement filed pursuant to the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

GENERAL

1.	Comment: Please update the Registration Statement to include financial highlights for the fiscal year ended April 30, 2021.

Response: Registrant has updated the Registration Statement as requested.

2.	Comment: Please include the auditor’s consent as an exhibit to the Registration Statement.

Response: Registrant has included the auditor’s consent as requested.

3.	Comment: Please explain to the Staff why shareholders will not have an opportunity to vote on the Transaction.

Response:  Registrant intends to rely on Rule 17a-8 (the “Rule”) under the Investment Company Act of 1940, as amended, in effecting the Transaction.

In order for a reorganization of affiliated funds to qualify for the provisions of the Rule, the board of trustees of each merging company, including a majority of the independent trustees, must determine that participation in the reorganization is in the best interests of each merging company, and that the interests of each merging company’s shareholders will not be diluted as a result of the reorganization.  The Board of Trustees of each Fund made such findings at its June 3, 2021 meeting, as disclosed in the Prospectus/Information Statement under “Reasons for the Transaction.”

Under the Rule, a shareholder vote on a fund reorganization is not required if (i) no fundamental investment restriction or fundamental policy of the Acquired Fund is materially different from a fundamental policy of the Acquiring Fund; (ii) the investment advisory and subadvisory contracts of the Acquired Fund and Acquiring Fund are not materially different; (iii) the independent trustees of the Acquired Fund who were elected by its shareholders will comprise a majority of the independent trustees of the Acquiring Fund; and (iv) the Rule 12b-1 fees to be paid by the Acquiring Fund are no greater than the Rule 12b-1 fees to be pad by the Acquired Fund.

The Transaction meets the requirements of the Rule and does not require a shareholder vote because:

(i)	The fundamental investment limitations and fundamental policies of the Funds are identical.

(ii)	There are no material differences between the investment advisory and subadvisory contracts of the Funds. For each Fund, the management fee is

U.S. Securities and Exchange Commission

0.45%, Wilmington Funds Management Corporation is the investment adviser, and Wilmington Trust Investment Advisors, Inc. is the investment subadviser.

(iii)	The Funds share a Board of Trustees, and therefore the composition of the Board for shareholders of the Acquired Fund following the Transaction will not change.

(iv)	For each Fund, Class A shares are subject to a 0.25% 12b-1 fee, and Class I shares have no 12b-1 fee.

4.	Comment: Please format in bold type all references to exhibit names in the Registration Statement.

Response:  Registrant has formatted all references to exhibit names as requested.

PROSPECTUS/INFORMATION STATEMENT

5.
Comment: Please confirm whether the Acquiring Fund will acquire the goodwill of the Acquired Fund as a result of the Transaction.  If not, please remove references to goodwill from the Prospectus/Information Statement and the Plan of Reorganization.

Response: Registrant has removed references to goodwill as requested.

6.	Comment: Will there be any repositioning of the assets of the Acquired Fund or the Acquiring Fund prior to the Transaction? If so, please add relevant disclosure.

Response: Registrant confirms that there will be no repositioning of the Acquired Fund’s or the Acquiring Fund’s assets prior to the Transaction.

What are the fees and expense of each Fund and what might they be after the Transaction?

7.	Comment: Please confirm that the fee waivers included in the fee table will be in place for no less than one year from the effective date of the Registration Statement, as required by Form N-1A.

Response: Registrant so confirms and has updated the footnotes to the fee table accordingly.

How do the performance records of each Fund compare?

8.	Comment: Please add the labels “Acquired Fund” and “Acquiring Fund” to the corresponding bar charts.

Response: Registrant has labeled the bar charts as requested.

U.S. Securities and Exchange Commission

What are the principal risk factors associated with investments in the Funds?

9.
Comment: Please add disclosure stating that the Acquiring Fund has greater exposure to interest rate risk than the Acquired Fund because the Acquiring Fund invests in securities with a longer weighted average maturity than those in which the Acquired Fund invests.

Response: Registrant has added the requested disclosure.

How will the Transaction be carried out?

10.
Comment: The first full paragraph on page 18 of the Registration Statement discusses what will happen if the difference between the per share net asset value of the Acquired Fund and Acquiring Fund “exceeds $0.0010 at the valuation time of the Transaction.”  Please confirm whether this disclosure applies to the Transaction.  If not, please delete.

Response: Registrant confirms that this disclosure is not applicable to the Transaction and has deleted the disclosure as requested.

Who will pay the expense of the Transaction?

11.
Comment: The Registration Statement states that the expenses of the Transaction will be borne by the Adviser.  Because this qualifies as a related party transaction, please include an estimate of these expenses in the disclosure.

Response: Registrant has updated the disclosure to include an estimate of the expenses of the Transaction, which will be approximately $40,000.

What are the capitalizations of the Funds and what might the capitalization be after the Transaction?

12.	Comment: Please update the values in the capitalization table to be as of a more recent date than April 30, 2021.

Response: Registrant has updated the capitalization table values to be as of June 30, 2021.

FORM OF PLAN OF REORGANIZATION

13.
Comment: Article II of the Plan of Reorganization references “the Trust’s Amortized Cost Procedures under Rule 2a-7.”  Please confirm whether such procedures apply to the current Transaction.  If not, please revise the Plan of Reorganization accordingly.

U.S. Securities and Exchange Commission

Response: Registrant confirms that the Trust’s Amortized Cost Procedures under Rule 2a-7 do not apply to the Transaction and has deleted all applicable references from the Plan of Reorganization as requested.

STATEMENT OF ADDITIONAL INFORMATION

14.
Comment: Pro forma financial information is no longer required by Form N-14.  Please delete this section and replace it with the “Supplemental Financial Information” disclosure required by Section 6-11(d) of Regulation S-X.  See Amendments to Financial Disclosures about Acquired and Disposed Businesses, Release No. 33-10786.

Response: Registrant has deleted “Pro Forma Financial Information” and added new section “Supplemental Financial Information” as requested.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/Jessica D. Burt
Jessica D. Burt, Esquire

cc:    John C. McDonnell
Robert L. Tuleya, Esquire
Alison M. Fuller, Esquire
Cillian M. Lynch, Esquire